April 6, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nomura Commercial Asset Depositor Company LLC
Registration Statement on Form SF-3
File No. 333-293355

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on April 8, 2026, or as soon as practicable thereafter.

Very truly yours,

NOMURA COMMERCIAL ASSET DEPOSITOR COMPANY LLC

By:	/s/ Natalie Grainger
Name:	Natalie Grainger
Title:	President and Managing Director

Form SF-3 – Acceleration Request